Filed by Northrim BanCorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alaska Pacific Bancshares, Inc.

Commission File No.: 000-26003

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Investor presentation made by Northrim BanCorp, Inc. on February 5, 2014.

This communication contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger with Alaska Pacific might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in other filings of Northrim and Alaska Pacific made with the Securities and Exchange Commission (the “SEC”). However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this current report, and neither Northrim nor Alaska Pacific undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this current communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which is subject to a registration statement filed with the SEC. In connection with the proposed merger transaction, Northrim has filed with the SEC a registration statement on Form S-4 (File No. 333-192718) that includes a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. Alaska Pacific has mailed the proxy statement to its shareholders on or about February 3, 2014. This communication is not a substitute for the registration statement Northrim has filed with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Such documents are available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above referenced proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

NORTHRIM BANCORP, INC. NASDAQ: NRIM JANUARY 2014

This presentation contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific
Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this presentation, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger with Alaska Pacific might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected;
the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of
Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended
December 31, 2012, and from time to time are disclosed in our other filings with the Securities and Exchange
Commission. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this presentation, and Northrim undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
FORWARD LOOKING STATEMENTS

Price @ January 21, 2014 $25.62
Market Cap @ January 21, 2014 $168M
Net Interest Margin Q4 2013
4.24%
Tangible Book Value Q4 2013 $20.83
Price/Tangible Book 1.23x
EPS (ttm) $1.87
P/E Ratio 13.7x
Dividend Yield 2.65%
NORTHRIM: SOLID VALUE

• Q4 net income $2.6 million • 2013 income $12.3 million $- $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 Net Income NORTHRIM: STRONG PERFORMANCE

Opened for
business;
original
offering
$8.2 million
Invested in
startup of
Residential
Mortgage
Invested in
Elliott Cove
Capital
Management
Invested
in
Northrim
Benefits
Group
Acquired
Alaska First
Bank &
Trust
Invested
in Elliott
Cove
Insurance
Company
First
Alaska
bank to
launch a
website
Acquired
eight Bank
of America
branches
Established
Northrim
Funding
Services
Invested in
Pacific
Wealth
Advisors
Total
assets
crossed the
$1 billion
mark
Affiliate
Northrim
Benefits
Group
established
Enroll
Alaska;
Announced
merger with
Alaska
Pacific Bank
1990 1995 1998 1999 2002 2004 2005 2006 2007 2008 2011 2013
NORTHRIM HISTORY

Northrim’s original strategies, and
our execution, continue to serve us
well today
•
Strong balance sheet
•
Solid net interest margin
•
Focus on asset quality
•
Diversified income sources
•
Strategic Investments
•
Leadership to build Alaska’s
economy
STRATEGIES FOR SUCCESS

15.24%
15.33%
16.46%
16.60%
16.61%
0.00%
2.00%
4.00%
6.00%
8.00%
10.00%
12.00%
14.00%
16.00%
18.00%
20.00%
Q4 2009 Q4 2010 Q4 2011 Q4 2012 Q4 2013
NRIM Well Capitalized
STRONG BALANCE SHEET:
TOTAL CAPITAL RATIO

12/31/1990
$7.5 million
Capital Raises:
1990:   $  9.3 million
1992:   $  1.6 million
1993:   $  6.0 million
1999:   $20.3 million
-
20,000,000
40,000,000
60,000,000
80,000,000
100,000,000
120,000,000
140,000,000
160,000,000
1990 1995 2000 2005 2010
Total Shareholders' Equity
12/31/2013
$144.3 million
NORTHRIM BANCORP, INC.: A HISTORY OF
INCREASING SHAREHOLDER VALUE
CAGR 13.72%

As of 12/31/13 YTD Average Cost of Deposits: 0.20% Demand, 36% Interest- bearing demand, 14% Savings, 10% Alaska CD, 11% Money Market, 20% CDs over $100,000, 5% CDs under $100,000, 4% CORE DEPOSITS

As of 12/31/13 YTD Average Yield on Loans: 5.81% Owner Occupied CRE 12% Non-owner Occupied CRE 37% Commercial 39% Construction 8% Consumer 4% LOAN PORTFOLIO

$629,664 $671,644 $721,609 $718,157 $754,355 $770,016 $0 $100,000 $200,000 $300,000 $400,000 $500,000 $600,000 $700,000 $800,000 $900,000 Q3 - 11 Q3 - 12 Q1-13 Q2 Q3 Q4 Portfolio Loans LOAN VOLUME

1.25% 1.16% 0.94% 0.78% 0.77% 0.70% 0.56% 0.35% $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 Q1-12 Q2 Q3 Q4 Q1-13 Q2 Q3 Q4 NPA NPA/Assets FOCUS ON ASSET QUALITY: NONPERFORMING ASSETS

Net Interest Income 80% Other Income 20% Quarter ended 12/31/13 HIGH NON INTEREST INCOME

Purchased Receivable
Income
Benefit Plan Income
Deposit Service Charges
Electronic Banking Income
Residential Mortgage
Gain on Sale of Securities
Other Income
22%
18%
16%
17%
9%
3%
15%
DIVERSIFIED OTHER OPERATING INCOME
YTD 9/30/13

AFFILIATES AND DIVERSIFICATION

Petroleum 31% Federal 35% All Other 34% Source: Alaska Institute of Social and Economic Research, 2010 ALASKA’S RESOURCE-BASED ECONOMY

LEADERSHIP TO BUILD ALASKA’S ECONOMY

Overview
Headquarters:         Juneau, Alaska
Branches:                 5
Date Established:    1935
Balance Sheet   (September 30, 2013)
Assets $183,054,000              Total Deposits $161,281,000
Loans held for sale
Portfolio loans $150,292,000
Allowance for loan losses $    1,942,000 $ 16,049,000
Net Loans $148,350,000 $ 20,811,000
YTD Sept 30, 2013 LTM Sept 30, 2013
ROAA                                      0.21% 0.34%
ROAE                                      1.80% 2.90%
Net interest margin                 4.56%                       4.60%
Efficiency ratio                      86.85%                    85.97%
(1)
TARP will be repaid prior to closing the transaction.
OVERVIEW OF ALASKA PACIFIC BANCSHARES, INC.
(OTCQB: AKPB)
Common Equity
Total Equity
$       105,000
$ 4,762,000
(1)
Preferred Equity/TARP

NORTHRIM’S ALASKA FOOTPRINT, POST ACQUISITION

Photo courtesy of Joe Beedle: Juneau, Alaska Marine Highway SOUTHEAST ALASKA

Southeast Alaska-
Based Banking
Company
Founded in 1935
Photo courtesy of Joe Beedle:
John O’Connell Bridge and Mount
Edgecumbe, Sitka Alaska
•
Population in Southeast Alaska reached a new record of 74,423 in
2012 and between 2010 and 2012 was the fastest-growing region of the state with a population gain of 2,800.
•
The regional labor force increased by 1,800 and total labor force reached 46,000.
•
The 2013 salmon season has turned out to be the best ever for
Southeast Alaska in terms of harvests.
•
Tourism has increased after recession-caused dips in 2010-2011.
•
And while there were some job losses in government and retail in
Juneau, total wages remained up.
•
Mining is doing well, with the Kensington gold mine on Berner’s
Bay producing at expected levels and output up sharply at the
Greens Creek multi-metals mine on northern Admiralty Island, both near Juneau.
SOUTHEAST ALASKA
Creates a significant community banking presence for Northrim in
Southeast Alaska

Financially
Attractive
•
Opportunity for significant operational efficiencies and cost synergies
•
Accretive to earnings within one year with cost save assumptions
(1)
•
Attractive tangible book value payback period
•
Strong IRR (>12%)
(1) Excludes impact of transaction costs as they are factored into tangible book value dilution                                     Photo courtesy of Joe Beedle
Opportunities for
Additional Growth
•
Penetration into a
diverse market
•
New product
offerings and
higher lending
limits to existing
Alaska Pacific
customers
•
Affiliates
opportunities
SOUTHEAST ALASKA

QUESTIONS?